August 15, 2016

Mr. Michael Volley

Staff Accountant

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Walter Investment Management Corp.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

File No. 001-13417

Dear Mr. Volley:

We are writing to respond to the comment set forth in the comment letter of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) dated June 30, 2016, relating to the above-referenced document (the “Staff Comment Letter”). For your convenience, we have reproduced the staff comment in bold below prior to providing our response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 56

1.	We note your disclosure that the non-GAAP financial measures, adjusted earnings and adjusted EBITDA, exclude step-up depreciation and amortization, which may be inconsistent with Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We note that Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (the “CDIs”) relates to non-GAAP performance measures that tailor recognition and measurement methods from those of GAAP. As noted by the staff, our non-GAAP financial measures Adjusted Earnings and Adjusted EBITDA include an adjustment for step-up depreciation and amortization. This adjustment is comprised of the incremental depreciation expense recorded on premises and equipment acquired in a business combination that were written up to estimated fair value at the purchase date in accordance with purchase accounting guidance, as well as the amortization of intangible assets, including certain servicing and sub-servicing contracts and other intangibles recorded in connection with the acquisition. These adjustments represent non-cash items eliminated from our non-GAAP measures for the purpose of comparability to our peers as well as to follow a typical definition of EBITDA which is earnings before interest, taxes, depreciation and amortization. Accordingly, we do not believe this adjustment is inconsistent with Question 100.04 of the updated CDIs.

*    *    *

In connection with this comment response letter, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this letter, please contact me at (813) 421-7634 or GTillett@walterinvestment.com. In addition, you may also contact our Chief Accounting Officer, Kim Perez at (813) 421-7660 or kperez@walterinvestment.com.

Sincerely,

/s/ Gary L. Tillett
Gary L. Tillett Executive Vice President and Chief Financial Officer

cc.	Securities and Exchange Commission

Michael Volley

Benjamin Phippen

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